UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza

40-44, rue Washington

75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium SE (the “Company”), dated February 9, 2021, announcing the launch of a proposed private offering by the Company of U.S. dollar denominated sustainability-linked senior unsecured notes due 2029 (the “Offering”).

Attached hereto as Exhibit 99.2 are excerpts from a preliminary offering memorandum that the Company intends to distribute to potential investors in connection with the Offering.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated February 9, 2021 announcing the Company’s cash tender offer to purchase any and all of its outstanding 6.625% Senior Notes due 2025 (the “Tender Offer”).

This Form 6-K shall not constitute an offer to sell or purchase or a solicitation of an offer to purchase or sell any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption.

Exhibit Index

No.	Description

99.1	Press Release issued by Constellium SE on February 9, 2021 relating to the Offering.

99.2	Excerpts from Preliminary Offering Memorandum, dated February 9, 2021.

99.3	Press Release issued by Constellium SE on February 9, 2021 relating to the Tender Offer

The information contained in this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

February 9, 2021	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer